SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2016

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR LAUNCHES IRISH S17 SCHEDULE
WILL CARRY OVER 14M C'MERS TO/FROM IRELAND AT LOWER FARES AS BREXIT WEAKENS UK VISITOR NUMBERS

Ryanair, Ireland's favourite airline, today (1 Sept) launched its Irish S17 schedule, which will deliver over 14m customers to/from Ireland at lower fares in 2017. There will be increased flights and frequencies at Shannon and Cork but a small reduction in seats at Dublin as the DAA withdraws growth incentives.
Ryanair, which has delivered over 70% of the traffic growth at Dublin in 2014, 2015 and 2016, will now switch 3% of seats away from Dublin to lower cost airports elsewhere in Europe.
Ryanair's Irish S17 schedule will see more frequencies to sun destinations for summer family holidays, lower fares as Ryanair passes on lower fuel costs, and an even better customer experience, as it rolls out year 3 of its "Always Getting Better" customer experience programme.
Dublin
Additional sun frequencies - Palma (2 daily), Reus (2 daily) & Tenerife (daily)
85 routes in total
12m customers p.a. (down 3%)
9,000* on-site jobs
Shannon
More flights to Lanzarote (2 weekly)
14 routes in total
Over 700,000 customers p.a.
540* on-site jobs
Cork
More flights to Lanzarote (5 weekly) and Malaga (5 weekly)
17 routes in total
860,000 customers p.a.
650* on-site jobs
Knock
12 routes in total
570,000 customers p.a.
Up to 400* on-site jobs
Kerry
5 routes in total
270,000 customers p.a.
Up to 200* on-site jobs
Ryanair will continue to be Ireland's number one airline, connecting Dublin with major leisure and business centres on high frequency, low fare services including Amsterdam (4 daily), Berlin (2 daily), Brussels (3 daily), London (17 daily) and Madrid (3 daily), with better timings and lower fares, making Ryanair the ideal choice for Irish business and leisure customers.
In Dublin, Ryanair's Kenny Jacobs said:
"We are pleased with this early launch date of our Irish summer 2017 schedule with more frequency to sun destinations at lower fares, making family holidays even more affordable. It's a pity the DAA chose to discontinue its growth incentive into 2017, which means that Dublin Airport is becoming uncompetitive, and which incentivizes Ryanair to switch growth to other lower cost airports in Europe.
In the meantime, customers can look forward to even lower fares when they make advance bookings for summer 2017. As our recent results confirmed, Ryanair expects average fares in 2016 to fall by between 8% to 10%, and early indications are that these price reductions will continue into the first quarter of 2017 as well. We urge all customers who wish to book their summer 2017 holidays to do so now on the Ryanair.com website, where they can avail of the lowest fare air travel to and from Ireland."
ENDS
*ACI research confirms up to 750 'on-site' jobs are sustained at international airports for every 1m passengers
For further information please contact:
Robin Kiely	Piaras Kelly
Ryanair Ltd	Edelman Ireland
Tel: +353-1-9451949	Tel: +353-1-6789333
press@ryanair.com	ryanair@edelman.com

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 01 September, 2016

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary